1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Jennifer M. Leach

Associate

215.963.5773

December 13, 2006

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on both the SEI Institutional Investments Trust (the “Trust”) Post-Effective Amendment Nos. 27 and 31 filed under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, for the purpose of introducing a new series to the Trust.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”) for the Trust’s Enhanced Income Fund (the “Fund”), which were filed with the Securities and Exchange Commission (“SEC”) on September 26, 2006.

PROSPECTUS:

1.                                       Comment: In the Fund’s “Investment Strategy” section, please explain how the goal of capital appreciation is consistent with the Fund’s name and how the Fund will achieve that goal.

Response: The stated investment goal of capital appreciation is consistent with the Fund’s name because while a share of the Fund’s fixed income return will be generated through income, some portion of its fixed income return will be generated from capital appreciation. In addition, the active management of the investment grade portion of the Fund will rely not just on income generation but capital appreciation. Finally, the currency alpha in the fund will also be driven by price changes.

2.                                       Comment: Please ensure that the description of the Fund in the prospectus and SAI are consistent with one another.

Response: We have complied with this request and have revised the description of the Fund in the SAI to read as follows:

The Enhanced Income Fund seeks to provide higher current income than that typically offered by a money market fund while maintaining a high degree of liquidity and a correspondingly high risk of principal volatility. There can be no assurance that the Fund will achieve its investment objective.

Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities. The Fund will invest primarily in investment and non-investment grade U.S. and foreign corporate and Government fixed income securities, including mortgage-backed securities. U.S. and foreign securities, including emerging market and fixed income securities in which the Fund may invest consist of: (i) corporate bonds, bank loans and debentures, (ii) obligations issued by the U.S. Government, its agencies and instrumentalities, or a foreign government, (iii) receipts involving U.S. Treasury obligations, (iv) mortgage-backed securities, (v) asset-backed securities, (vi) zero coupon, pay-in-kind or deferred payment securities, and (vii) securities issued on a when-issued and a delayed-delivery basis, including TBA mortgage-backed securities. Such securities may be denominated in either U.S. dollars or foreign currency.

Any remaining assets may be invested in: (i) interest-only and principal-only components of mortgage-backed securities, (ii) mortgage dollar rolls, (iii) warrants, (iv) money market securities, and (vii) reverse repurchase agreements and sale buybacks. In addition, the Fund will utilize derivatives and may purchase or write options, futures (including futures on U.S. Treasury obligations and Eurodollar instruments) and options on futures, foreign currency contracts and enter into swap transactions, including caps, collars, floors and swaptions. The sub-adviser may engage in currency transactions using futures, foreign currency forward contracts and other derivatives either to seek to hedge the Fund’s currency exposure or to enhance the Fund’s returns. The Fund may take long and short positions in foreign currencies in excess of the value of the Fund’s assets denominated in a particular currency or when the Funds do not own assets denominated in that currency.  A substantial portion of the Fund may be invested in derivatives as the Fund’s currency exposure, which will equal up to 20% of the Fund’s assets, will be achieved through currency forwards and the balance of the Fund will actively invest in derivatives.

The Fund may invest in variable or floating rate securities and when-issued securities. In addition, the Fund may invest up to 15% of its net assets in illiquid securities. Under normal conditions, the Fund’s duration will range from zero to two years.

The Fund may also invest a portion of its assets in bank loans, which are, generally, non-investment grade (junk bond) floating rate instruments. The Fund may invest in bank loans in the form of participations in the loans (“participations”) and assignments of all or a portion of the loans from third parties (“assignments”).

The Fund may also borrow money, invest in illiquid securities and shares of other investment companies, and lend its securities to qualified borrowers.

The Fund may purchase shares of ETFs to gain exposure to a particular portion of the market while awaiting an opportunity to purchase securities directly. Pursuant to an order issued by the SEC, the Fund may invest in iShares ETFs in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act, provided that the Fund complies with the conditions of the SEC, as they may be amended, and any other applicable investment limitations.

3.                                       Comment: The prospectus states that the Fund has a low to medium share price volatility. Please explain how this is consistent with the fact that the “Investment Strategy” section states that the Fund will invest in junk bonds and engage in speculation.

Response: A low to medium share price volatility is consistent with the Fund’s investment strategy for the following reasons:

1. The duration of the Fund is expected to be less than two years (currently around .4 years) which makes it much less volatile than longer duration funds;

2.  The Fund is constructed so as to have a majority of its assets in high quality investment grade securities that will include both fixed and floating rate coupons. The use of floating rate securities again decreases the overall sensitivity of the fund to changes in interest rates (and the LIBOR benchmark); and

3. The high yield bank loans used in the Fund are also floating rate. This makes them ideal candidates for high income, but like the floating rate investment grade bonds the Fund uses, reduces interest rate sensitivity. Additionally, bank loans are very different from unsecured high yield bonds. These bank loans are senior secured securities in the issuer’s capital structure. This means there are assets backing these loans and they have a priority in bankruptcy. As such historical default studies show a low event of default on bank loans and high evidence of recovery.

4.                                       Comment: The “Investment Strategy” section states that the Fund will use “different investment strategies” to exceed the 3-month LIBOR. Please expand on what those different investment strategies are.

Response: SIMC oversees a network of sub-advisers who invest the Funds’ assets in distinct segments of the market or class represented by each Fund. The sub-advisers are deliberately selected by SIMC because each adheres to a distinct investment discipline, with the goal of providing greater consistency and predictability of results, as well as broader diversification of risk across and within asset classes. These differing strategies are too numerous and too involved to discuss at length in the Fund’s “Investment Strategy” section. However, the strategies are described briefly in the paragraphs that follow this reference in the Fund’s “Investment Strategy” section.

5.                                       Comment: In the “Investment Strategy” section, please state to what extent the Fund will invest in foreign currencies.

Response: We have complied with this request and have added a sentence to the Fund’s “Investment Strategy” section to reflect the fact that up to 20% of the Fund’s assets will be invested in foreign currencies.

6.                                       Comment: The “Investment Strategy” section states that the Fund will invest in bank loans. To what extent will it invest in bank loans that are junk bonds? Will the bank loans in which the Fund invests be liquid? How will they be valued?

Response: Up to 100% of the bank loans in which the Fund invests may be junk bonds. We have revised the disclosure in the “Investment Strategy” section to reflect this fact. These bank loans will be primarily liquid. The Fund will not purchase defaulted issues, but it will not be required to sell a security if a company files for bankruptcy. The bank loans will be valued by an independent pricing source.

7.                                       Comment: In the “Investment Strategy” section, please consider stating that junk bonds are rated BB and lower.

Response: We do not believe that this language is necessary as we have already defined junk bonds as those that are rated below investment grade.

8.                                       Comment: In either the prospectus or SAI, please state to what extent the Fund will invest in derivatives.

Response: We have complied with this request and inserted a sentence in the Fund’s description in the SAI which states:

A substantial portion of the Fund may be invested in derivatives as the Fund’s currency exposure, which will equal up to 20% of the Fund’s assets, will be achieved through currency forwards and the balance of the Fund will actively invest in derivatives.

9.                                       Comment: Please confirm whether the Fund will invest in foreign currencies for speculative purposes.

Response: We confirm that the Fund will invest in foreign currencies for speculative purposes and will comply with all relevant 1940 Act requirements.

10.                                 Comment: Please move the statement regarding the Fund’s frequent purchase and sale of securities from the “Investment Strategy” section to the “Risks” section.

Response: We have complied with this request.

11.                                 Comment: The “Risks” section states that the “Fund will take active positions in currencies that may subject it to additional risks.” Please describe those additional risks.

Response: We have modified this disclosure to state that the additional risks to which taking active positions subjects the Fund include the risk of changes in the exchange rate. A more detailed description of the related risks appears in the SAI in the “Forward Forward Foreign Currency Contracts” sub-section of the section entitled “Description of Permitted Investments and Risks Factors.”

12.                                 Comment: The prospectus states that a discussion of the approval of the Fund’s advisory contracts appears in the annual report. Please revise this disclosure to reflect the fact that the annual report will not contain a discussion regarding this Fund’s advisory contracts as it is a new Fund.

Response: Item 5(a)(1)(iii) of Form N-1A requires that “a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable...” Accordingly, we have determined that it is not necessary to reference this discussion in the Fund’s prospectus as the annual report will not contain a discussion of the Fund’s advisory contracts. Accordingly, we have deleted the reference.

13.                                 Comment: In the section entitled “Sub-Advisers and Portfolio Mangers,” please provide each portfolio manager’s business experience for the last five years, as well as information regarding the role each portfolio manager plays in management of the Fund and any limitations on that role.

Response: We have complied with this request.

14.                                 Comment: Please clarify that the performance fees discussed in the “Purchasing and Selling Fund Shares” section are not a Fund expense.

Response: We have complied with this request and, accordingly, have modified the disclosure as follows:

The Funds offer shares only to Eligible Investors that have signed an Investment Management Agreement with SIMC. Under each Agreement, SIMC will consult with the Eligible Investor to define its investment objectives, desired returns and tolerance for risk, and to develop a plan for the allocation of its assets. Each Agreement sets forth the fee to be paid to SIMC by the Eligible Investor, which is ordinarily expressed as a percentage of the Eligible Investor’s assets managed by SIMC. This fee, which is negotiated by the Eligible Investor and SIMC, may include a performance-based fee or a fixed-dollar fee for certain specified services.

15.                                 Comment: In the “Purchasing and Selling Fund Shares” section, please state the page on which the definition of eligible investors appears.

Response: We have complied with this request.

16.                                 Comment: Please confirm that the Trust has made an election under Rule 18f-1.

Response: The Trust has not elected to be governed under Rule 18f-1 under the Investment Company Act. It is our understanding that an election under Rule 18f-1 is not required in order to make redemptions in kind.

STATEMENT OF ADDITIONAL INFORMATION:

17.                                 Comment: In the “Investment Limitations” section, please explain what type of shareholder vote is required in order to amend the Fund’s fundamental investment limitations.

Response: We have complied with this request and have amended the disclosure to clarify that a majority vote of the Fund’s shareholders is required to amend the Fund’s fundamental investment limitations.

18.                                 Comment: In the “Portfolio Management” section, where a performance bonus is referenced, please expand on what performance is measured against. Is performance pre-tax or after tax? Is it part of the discretionary compensation discussed elsewhere in the section?

Response:  We have complied with this request.

19.                                 Comment: In the “Portfolio Management” section for Highland Capital Management, the “Other Accounts” section has a tick mark with no attendant definition. Please either provide the relevant information or delete the mark.

Response: We have removed this tick mark as it was determined to be unnecessary.

20.                                 Comment: Please ensure that the “as of” dates for the information provided by the sub-advisers are consistent.

Response: We have complied with this request to the extent possible given the inability of certain sub-advisers to provide the information as of October 31, 2006, the most practible date for which we determined the information would be available.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/Jennifer M. Leach

Jennifer M. Leach